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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                               UNILAB CORPORATION
                           (Name of Subject Company)

                               UNILAB CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   904763208
                     (CUSIP Number of Class of Securities)

                               DAVID W. GEE, ESQ.
            EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               UNILAB CORPORATION
                          704-228TH AVENUE N.E., #362
                          SAMMAMISH, WASHINGTON 98074
                                 (425) 898-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                               LOU R. KLING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Unilab Corporation, a Delaware corporation, initially filed with the Securities and Exchange Commission on May 15, 2002 (as previously amended by Amendment No. 1 filed on June 7, 2002, Amendment No. 2 filed on June 24, 2002, Amendment No. 3 filed on September 20, 2002, Amendment No. 4 filed on September 27, 2002, and as amended hereby, the "Schedule 14D-9"), with respect to the offer made by Quest Diagnostics Incorporated, a Delaware corporation, through its wholly-owned subsidiary, Quest Diagnostics Newco Incorporated, a Delaware corporation, to exchange shares of Quest Diagnostics common stock and/or to pay cash for all of the outstanding shares of Unilab common stock.

     This Amendment No. 5 amends and supplements the Schedule 14D-9 previously filed by Unilab. Stockholders should carefully read the Schedule 14D-9 in conjunction with this Amendment No. 5 as it contains important information. If you would like an additional copy of the Schedule 14D-9 or any other documents related to the exchange offer (including the Quest Diagnostics prospectus), please contact the information agent for exchange offer, Georgeson Shareholder Communications Inc., at its address and telephone number appearing on the front cover of the prospectus supplement.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented with the following information:

     As previously disclosed in this Schedule 14D-9, Quest Diagnostics, through a wholly owned subsidiary, commenced an offer to exchange shares of Quest Diagnostics common stock and/or to pay cash for all of the outstanding shares of Unilab common stock in May 2002. The offer was made pursuant to a merger agreement among the parties, dated as of April 2, 2002 (as amended on May 13, 2002, June 20, 2002 and September 25, 2002).

     On January 4, 2003, Unilab and Quest Diagnostics entered into an amendment to the merger agreement. Pursuant to that amendment, Quest Diagnostics has changed the consideration being offered for shares of Unilab common stock and certain other terms and conditions of the offer.

     Pursuant to the terms of the amended offer, Unilab stockholders may elect to receive either (i) 0.3424 of a Quest Diagnostics share or (ii) $19.10 in cash for each Unilab share that is validly tendered and not withdrawn in the offer, rather than 0.3256 of a share of Quest Diagnostics common stock or $26.50 in cash that was payable pursuant to the offer before the merger agreement was amended. Both the aggregate amounts of cash and stock that Unilab stockholders may receive in the amended offer are subject to pro rata reduction because there are limits to the number of Unilab shares that will be exchanged for cash and on the number of Quest Diagnostics shares that will be issued in the offer and merger. Previously, there was no limit on the number of Quest Diagnostics shares that could be issued; there was only a limit on the number of Unilab shares that could be exchanged for cash. Pursuant to the amended offer, not more than 41.62% of the number of Unilab shares outstanding immediately prior to the expiration of the offer can be exchanged for cash. In addition, not more than an aggregate of 8.5 million shares of Quest Diagnostics common stock can be issued in the transaction (including in the offer, the merger and in respect of existing options to acquire Unilab common stock).

     The terms of the amended offer and merger are described in more detail in a prospectus supplement, dated January 21, 2003, which is being mailed to holders of record of Unilab common stock together with this document and which has been filed with the Securities and Exchange Commission. The prospectus supplement amends and supplements the preliminary prospectus, dated May 15, 2002 (as amended on June 7, 2002, June 24, 2002 and July 11, 2002) and the final prospectus dated August 6, 2002, and should be read in conjunction with such documents. The prospectus supplement and prospectus constitute a part of a Registration Statement on Form S-4 that Quest Diagnostics has filed with the SEC. Quest Diagnostics and the Purchaser have also filed with the SEC on the date hereof an amendment to the tender offer statement on Schedule TO relating to the offer.

     A copy of the merger agreement amendment is filed with this document as Exhibit (e)(12) and is incorporated herein by reference. Copies of the merger agreement and all previous amendments thereto have previously been filed as exhibits to this document and are also incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended by deleting the third, fourth and fifth paragraphs and the table set forth under the heading "Stock Options" and replacing them with the following:

     Options which remain outstanding immediately prior to the merger will be converted into Quest Diagnostics stock options. Each converted Unilab stock option will be exercisable for that number of Quest Diagnostics shares, rounded to the nearest whole share, equal to (a) the number of Unilab shares subject to such Unilab stock option multiplied by (b) 0.3424, and at a price per share equal to (y) the option exercise price per Unilab share subject to such Unilab stock option in effect immediately prior to the effective time of the merger divided by (z) 0.3424.

     The following table sets forth, with respect to each of Unilab's executive officers and non-employee directors (as a group), (1) the number of shares subject to unvested options held that will become vested and exercisable upon the consummation of the offer, (2) the weighted average exercise price of such options, and (3) the aggregate value of such options based upon a per share price of $19.10 for Unilab common stock (i.e., total stock value less aggregate exercise price).

                                            OPTIONS WHICH
                                               BECOME       WEIGHTED AVERAGE   AGGREGATE VALUE
                                             EXERCISABLE    EXERCISE PRICE $    OF OPTIONS $
                                            -------------   ----------------   ---------------
Robert E. Whalen..........................     89,656             5.93            1,180,770
Brian D. Urban............................     78,595             8.77              811,886
R. Jeffrey Lanzolatta.....................     16,667            19.30                    0
Emmett Kane...............................     23,448            11.63              175,157
David W. Gee..............................     44,975            10.88              369,695
C. Michael Hanbury........................     25,754            11.12              205,517
Paul T. Wertlake..........................      1,311             5.93               17,266
Non-Employee Directors as a Group.........          0                0                    0

     As described in more detail in the Information Statement which has previously been attached as Annex A to this Schedule 14D-9, Messrs. Whalen and Kane have agreed that 60% of the last tranche of their performance stock options will be cancelled if the offer is consummated. These options have a per share exercise price of $5.93, and based on a Unilab common stock price of $19.10, Mr. Whalen's cancelled options would have a value of approximately $1,770,000 (i.e., total stock value less exercise price) and Mr. Kane's cancelled options would have a value of approximately $266,000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented with the following information:

RECOMMENDATION OF THE BOARD OF DIRECTORS

     At meetings held on December 4, 2002 and December 20, 2002, the Unilab Board of Directors by unanimous vote of those directors present and voting (with James R. Maher recusing himself in light of his relationship with Park Avenue Equity Management, LLC, financial advisor to Unilab) approved the terms of the amendment to the merger agreement and determined that the transactions contemplated by the merger agreement, as amended, are fair to and in the best interests of Unilab and its stockholders. THE UNILAB BOARD RECOMMENDS THAT UNILAB'S STOCKHOLDERS ACCEPT THE OFFER, AS AMENDED, AND TENDER THEIR SHARES OF UNILAB COMMON STOCK PURSUANT TO THE AMENDED OFFER.

     A letter to Unilab's stockholders communicating the Board's recommendation and a press release announcing the execution of the amendment to the merger agreement are filed herewith as exhibits (a)(10) and (a)(11), respectively, and are incorporated herein by reference.

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

BACKGROUND OF THE AMENDMENT

     Following the announcement of the transaction in April 2002, the parties made their required regulatory filings with respect to the offer and merger with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission. On May 24, 2002, the FTC requested additional information and documentary material relevant to the offer from Quest Diagnostics and Unilab (commonly referred to as a "second request"). Following the parties compliance with the second request, the FTC analyzed the additional information provided and representatives of Unilab and Quest Diagnostics met on several occasions with the staff of the FTC to discuss the FTC's concerns regarding the transaction. This process continued over the next several months.

     On September 20, 2002, Unilab announced that Unilab and Quest Diagnostics were engaged in discussions, including settlement discussions, with the FTC regarding its investigation of the proposed transaction. On September 25, 2002, the parties amended the terms of the merger agreement to extend the termination date thereof from September 30, 2002 until November 30, 2002. Quest Diagnostics and Unilab continued their discussions with the FTC. At this time Quest Diagnostics also began to seek out potential purchasers for certain assets which it believed, if divested, might satisfy the FTC's concerns about the proposed transaction between Quest Diagnostics and Unilab.

     In early November 2002, Quest Diagnostics commenced discussions with a third party with respect to a possible divestiture by Quest Diagnostics of certain assets in northern California in a transaction designed to address the FTC's concerns about the proposed transaction.

     During the week of November 24, Mr. Hagemann, Chief Financial Officer of Quest Diagnostics, contacted Mr. Maher, a member of Unilab's Board of Directors and a principal negotiator of the merger on behalf of Unilab, and indicated that, in light of the proposed divestiture, Quest Diagnostics was seeking a downward adjustment in the consideration payable to Unilab stockholders in the transaction. Mr. Hagemann proposed a reduction in the aggregate consideration payable by Quest Diagnostics of $80 million, or approximately $2.15 per share of Unilab stock. The proposed reduction would be made from, and based on, a price of $20.67 per share, which represented the effective value at such time of the consideration payable pursuant to the merger agreement, assuming that the cash available in the transaction was fully subscribed. Mr. Maher communicated Mr. Hagemann's proposal to the members of the Unilab Board. Subsequently, Mr. Goldberg, a member of Unilab's Board and a principal of Kelso (and, along with Messrs. Whalen and Maher, the principal negotiators of the merger on behalf of Unilab) indicated to Mr. Freeman, Chairman and Chief Executive Officer of Quest Diagnostics, that the proposed reduction communicated by Mr. Hagemann was not acceptable and instead proposed a reduction of $1.00 per share from the effective value of the consideration (calculated in the same manner).

     On December 1, 2002, Unilab's Board of Directors held a telephonic meeting to discuss the status of the negotiations with Quest Diagnostics. Mr. Goldberg updated the Board on his conversations with Mr. Freeman and Quest Diagnostics' unwillingness to proceed with a transaction in the absence of a price adjustment. Unilab's legal and financial advisors also were present at the meeting. The Board authorized Messrs. Goldberg and Maher to continue discussions with representatives of Quest Diagnostics in an effort to reach agreement.

     Throughout the evening of December 1, representatives of Unilab and Quest Diagnostics held extensive discussions concerning the price adjustment and appropriate limitations on the total amount of cash and stock available in the transaction. Early in the morning on December 2, the parties agreed in principle to a reduction in the per share consideration payable to Unilab stockholders in the transaction; pursuant to the proposed terms of the amended transaction, Unilab stockholders would have the right to elect to receive in the offer either
0.3424 shares of Quest Diagnostics common stock or $19.10 in cash. The parties also agreed that the total amount of cash available in the transaction would remain the same, such that up to 41.62% of the outstanding shares of Unilab common stock could be exchanged for cash. The parties also agreed that the total number of shares of Quest Diagnostics common stock that would be issued in the transaction would be capped at 8.5 million, such that not more than approximately 66% of the outstanding Unilab shares could be exchanged for Quest Diagnostics shares in the offer and the merger. In addition, the parties agreed in principle to extend the termination date in the merger agreement to January 31, 2003. On December 2, the parties issued a press release indicating that they were in negotiations to amend the terms of the transaction, and describing the proposed changes.

     On December 4, 2002, Unilab's Board of Directors met to consider the proposed revised terms of the transaction. At this meeting, Skadden, Arps again reviewed the fiduciary duties of Unilab's Board of Directors. Unilab's financial advisors also reviewed with the Board their views regarding the revised consideration payable in the transaction. Credit Suisse First Boston reviewed with Unilab's Board its financial analysis of the revised consideration payable in the transaction, and indicated that it could not render an opinion to the effect that, as of such date, the consideration to be received by holders of Unilab common stock in the offer and merger contemplated by the amended merger agreement was fair, from a financial point of view, to such holders. Also at this meeting, Salomon Smith Barney reviewed with Unilab's Board its financial analysis of the revised consideration payable in the transaction and rendered to the Unilab Board an oral opinion (confirmed by delivery of a written opinion dated the same date) to the effect that, as of the date of the opinion and based on and subject to the matters stated in the opinion, the revised per share consideration to be received in the offer and the merger, taken together, by the holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates) was fair, from a financial point of view, to such holders. Following these presentations and further discussion, Unilab's Board of Directors approved the revised per share consideration payable in the transaction and, subject to agreement on the final terms of the proposed amendment, also approved the other principal terms of the proposed amendment to the merger agreement and resolved to recommend that Unilab stockholders tender their shares into the offer and, if necessary, vote to adopt the merger agreement, as amended.

     Between December 4 and December 19, the parties negotiated the final terms of the proposed amendment. Quest Diagnostics also commenced updating its due diligence investigation of Unilab and its operations and continued its negotiations with the potential third party purchaser with respect to the proposed divestiture of assets in Northern California.

     On December 20, 2002, Unilab's Board of Directors met to review the final terms of the proposed amendment. At the meeting, the Board approved the amendment to the merger agreement and resolved to recommend that Unilab stockholders tender their shares into the offer and, if necessary, vote to adopt the merger agreement, as amended. Subsequent to the Board meeting, Quest Diagnostics continued to update its due diligence investigation with respect to Unilab.

     On January 5, 2003, the parties executed the amendment. On January 6, 2003, before the commencement of trading on the New York Stock Exchange and the Nasdaq National Market, the parties issued a joint press announcing the execution of the amendment.

REASONS FOR THE UNILAB BOARD'S RECOMMENDATION; FACTORS CONSIDERED

     In approving the amendment to the merger agreement and continuing to recommend that Unilab's stockholders tender their shares of Unilab common stock pursuant to the offer, the Board of Directors of Unilab was aware of the factors it had considered (as previously described in this Schedule 14D-9) when it approved the original merger agreement on April 2, 2002. A number of those factors remained relevant, including but not limited to those factors related to:

     - The financial condition, competitive position, business and prospects of Unilab, and the nature of the industry in which Unilab operates;

     - The terms of the merger agreement, particularly those terms relating to third party proposals;

     - The terms of the stockholders agreement with the Kelso stockholders, and the impact the presence of that agreement (and the option granted pursuant thereto) might have on potential third party suitors; and

     - The parties' ability to consummate the transaction and successfully integrate the two companies.

     In addition, the Board considered a number of new factors in approving the amendment to the merger agreement, including:

          (1) The fact that, since the announcement of the execution of the merger agreement in April 2002, the value of the consideration payable to Unilab stockholders in the transaction based on the closing trading price of Quest Diagnostics' common stock on Friday November 29, 2002 (and assuming the cash available in the transaction was fully subscribed) had decreased to approximately $20.67 per share as a result of the decline in the market value of Quest Diagnostics' common stock.

          (2) The fact that, in order to obtain regulatory approval of its transaction with Unilab, Quest Diagnostics would be forced to divest certain assets in Northern California, and the fact that Quest Diagnostics had indicated that it was not willing to proceed with the transaction without a reduction in the per share consideration payable to Unilab stockholders.

          (3) The fact that, since the execution of the merger agreement in April 2002, the clinical laboratory industry continued to consolidate, and the Board's belief that such consolidation had further limited Unilab's opportunities for growth both within and outside of the State of California. In this regard, the Board noted that, since the announcement of the execution of the merger agreement in April 2002, LabCorp had acquired or announced its intention to acquire two clinical laboratory services providers, Dynacare Inc. and Dianon Systems, Inc.

          (4) The Board's continuing belief that the merger would provide Unilab's stockholders with the best opportunity to participate in a company with a broad geographic presence throughout the United States.

          (5) The fact that, since the announcement of the transaction with Quest Diagnostics in April 2002, and notwithstanding the factors described below, no third party had expressed interest in engaging in, or had proposed, a competing transaction with Unilab. In this regard, the Board focused on the following factors:

          - The publicized delay in the consummation of the transaction with Quest Diagnostics resulting from governmental antitrust review, and the Board's belief that this delay afforded a potential third party suitor an additional opportunity to formulate a proposal;

          - The fact that LabCorp, which the Board had been advised by management and Unilab's financial advisors to be the party most likely to be able to engage in a transaction with Unilab at the price levels offered by Quest Diagnostics, and with which Unilab had held preliminary discussions concerning a transaction prior to entering into the merger agreement with Quest Diagnostics in April 2002, was aware of the antitrust review and had failed to propose a transaction with Unilab. The Board perceived LabCorp's failure to contact Unilab, among other factors, as an indication that LabCorp was not interested in pursuing a transaction with Unilab;

          - The fact that, as a result of the initial termination date of the merger agreement of September 30, 2002 having been extended by reason of governmental antitrust review, and the extended termination date of November 30, 2002 having passed, a third party (including LabCorp) would have been able to acquire Unilab without the payment to Quest Diagnostics of a termination fee or the option granted to Quest Diagnostics to purchase the Kelso stockholders' shares becoming exercisable; and

          - The decrease in the value of the consideration payable to Unilab's stockholders in the transaction as a result of the decline in the market value of Quest Diagnostics' common stock, and the resulting opportunity for a third party to make a competitive alternative proposal at a value below $26.50 per share.

          (6) The Board's belief, based on its review of Unilab's operations, discussions with Unilab's management and the views expressed by each of Salomon Smith Barney and Credit Suisse First Boston as to the likely level of interest of other third parties engaging in a business combination transaction with Unilab, that:

          - given the likely inability of a financial buyer to achieve synergies and other cost savings that might be realized by Quest Diagnostics, it was unlikely that such a buyer would be able to offer consideration superior to the revised consideration proposed by Quest Diagnostics;

        - given the current configuration of the laboratory services industry and related industries, it was unlikely at that time that a non-financial buyer (other than LabCorp) would be interested in acquiring Unilab at the revised price levels proposed by Quest Diagnostics; and

        - given the current configuration of the laboratory services industry and related industries, there were no likely strategic buyers for Unilab at that time other than Quest Diagnostics and LabCorp.

          With respect to the second and third points described above, the Board was of the view, based on its observations set forth under clause (5) above, that LabCorp was unlikely to be interested in engaging in a transaction with Unilab.

          (7) The financial presentation of Salomon Smith Barney, including its opinion dated December 4, 2002 to the Board as to the fairness, from a financial point of view and as of the date of its opinion, of the revised per share consideration to be received in the offer and the merger, taken together, by holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates), as more fully described below under the caption "Analysis of Unilab's Financial Advisors." The Board noted that at the time Unilab and Quest Diagnostics agreed in principle to the amended terms of the merger agreement, the value of the consideration payable in the transaction was $19.10 per share and believed, after its review of Salomon Smith Barney's financial analysis and consistent with its discussions with representatives of Salomon Smith Barney, that while Salomon Smith Barney was not requested to, and did not, render an opinion at $19.10 per share, such financial analysis would have supported such price level.

          (8) The financial presentation of Credit Suisse First Boston, including the fact it could not render an opinion that the consideration to be received by the holders of Unilab common stock in the offer and merger contemplated by the amended merger agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption "Analysis of Unilab's Financial Advisors."

          (9) The Board's understanding that it was Credit Suisse First Boston's advice that there was a reasonable likelihood that Unilab stockholders would realize greater value for their shares if Unilab remained an independent company, with the possibility of pursuing a sale of Unilab at some point in the future. In this regard, the Board believed there were various risks associated with the possibility of a future sale of Unilab, including the risk that the number of potential acquirors for Unilab in the future might be no larger than it is at this time, and the risk that Quest Diagnostics might not be interested in engaging in a transaction with Unilab in the future.

          (10) The Board's belief that Credit Suisse First Boston's conclusion that it could not render a fairness opinion was primarily based on the discounted cash flow analysis that it had performed, as described under the caption "Analysis of Unilab's Financial Advisors." With respect to this discounted cash flow analysis, the Board considered the following as part of its overall decision making process:

        - the Board's belief that Credit Suisse First Boston's discounted cash flow analysis did not adequately take into account the significant risks associated with Unilab remaining independent, particularly in light of the lack of geographic diversity in Unilab's business;

        - the Board's belief that Credit Suisse First Boston's analysis failed to sufficiently take into account the equity component of the consideration receivable by Unilab stockholders and did not adequately consider the relative merits of exchanging 58% to 66% of Unilab's shares for shares of Quest Diagnostics, thereby participating in the potential share price benefits arising from the synergies associated with the merger;

        - the Board's belief that, while the projections on which Credit Suisse First Boston based its analysis were prepared by Unilab management and represented management's best estimates of Unilab's financial results over the next several years, there remained a meaningful risk that Unilab's actual results would vary from those projections, particularly in the later years covered. In particular, the Board focused on a variety of factors that might negatively impact Unilab's financial performance and cause such a variance, including:

         - governmental budgetary constraints, particularly in the State of California, which could result in decreased healthcare benefits provided by MediCal or reductions in reimbursement rates;

         - continuing pressures from the insurance industry to reduce costs and reimbursement rates; and

         - other factors outside of Unilab's control;

        - the Board's understanding that the terminal valuation multiples used in Credit Suisse First Boston's discounted cash flow analysis were based on assumptions about trading multiples years into the future and are subject to substantial uncertainty, and the Board's belief that the low end of the range of valuation multiples used by Credit Suisse First Boston in its analysis was too high. In this regard, the Board considered that:

         - the EBITDA valuation multiples for Unilab historically had been less than those of Quest Diagnostics and LabCorp (the entities which Unilab's management and financial advisors had informed the Board were the most closely comparable to Unilab), which the Board believed was primarily due to Unilab's smaller size and regional focus; and

         - while the EBITDA valuation multiples for Quest Diagnostics and LabCorp had declined significantly since the announcement of the merger agreement in April 2002, those multiples were still at levels significantly higher than those that existed in the industry as late as mid-2000 and that, should such multiples erode further, the terminal valuation multiples used in, and valuation implied by, the discounted cash flow analysis would be significantly reduced.

          (11) The views expressed by each of Salomon Smith Barney and Credit Suisse First Boston to the effect that the trading price of Unilab's common stock in the absence of the transaction with Quest Diagnostics or a similar transaction was likely, at least in the near term or until there was a change in Unilab's prospects or in trading market multiples, to be below the revised per share consideration payable by Quest Diagnostics in the transaction.

          (12) The views expressed by Credit Suisse First Boston to the effect that, in the absence of a transaction between the parties, and assuming no change in the prospects of either company or in trading market multiples, an investment in Quest Diagnostics common stock was likely to result in greater long term growth than an investment in Unilab common stock.

          (13) The ability to consummate the offer and the merger, particularly with respect to obtaining approval of United States antitrust authorities. In this regard, the Board concluded that, although there was no guarantee that the transaction would ultimately obtain the approval of the FTC before the January 31, 2003 termination date, if at all, in light of Quest Diagnostics' proposed divestiture arrangements with a third party, the possibility of obtaining such approval justified entering into the amendment. While the Board would have preferred an extension of the termination date to mid-February rather than January 31, Quest Diagnostics insisted on the earlier date.

          (14) The fact that, after giving effect to the amendment, that the aggregate amount of cash available to Unilab stockholders in the transaction had remained the same, which allowed a larger percentage of Unilab shares to be exchanged for cash.

          (15) The fact that, after giving effect to the amendment, the total number of Unilab shares that could be exchanged for Quest Diagnostics common stock would be capped at approximately 66%, although the actual exchange ratio had increased.

          The foregoing discussion of the information and factors considered by Unilab's Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the offer and the merger, the Unilab Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

          The Unilab Board of Directors considered all of these factors in reaching the conclusions and recommendations described above. These factors generally figured positively, as advantages or opportunities, with the following exceptions:

        - the factors described in clauses (8), (9) and (10) above, which figured negatively as drawbacks, but which the Board felt was outweighed by the other factors, including the countervailing considerations discussed within clauses (9) and (10) above;

        - the factor described in clause (15) above, which figured negatively as a drawback, but which the Board felt was outweighed by the other factors, including the factor described in clause (14) and by the countervailing consideration discussed within clause (15) above; and

        - the factors described in clauses (1), (2) and (13) above, which the Unilab Board considered to be neutral in its evaluation.

ANALYSIS OF UNILAB'S FINANCIAL ADVISORS

  OPINION OF SALOMON SMITH BARNEY

     Unilab retained Salomon Smith Barney to act as its financial advisor in connection with the offer and the merger. In connection with this engagement, Unilab requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, of the per share consideration to be received in the offer and the merger by the holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates). On December 4, 2002, at a meeting of the Unilab Board of Directors held to evaluate the amended merger agreement, Salomon Smith Barney delivered to the Unilab Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated the same date, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the revised per share consideration to be received in the offer and the merger, taken together, was fair, from a financial point of view, to the holders of shares of Unilab common stock (other than the Kelso stockholders, Quest Diagnostics and their respective affiliates).

     In arriving at its opinion, Salomon Smith Barney:

     - reviewed a draft dated December 3, 2002 of the amended merger agreement and related documents;

     - held discussions with senior officers, directors and other representatives and advisors of Unilab and senior officers and other representatives and advisors of Quest Diagnostics concerning the businesses, operations and prospects of Unilab and Quest Diagnostics;

     - examined publicly available business and financial information relating to Unilab and Quest Diagnostics, including publicly available financial forecasts for Quest Diagnostics;

     - examined financial forecasts and other information and data for Unilab provided to or otherwise discussed with Salomon Smith Barney by Unilab's management, including information relating to the potential strategic implications and operational benefits anticipated to result from the offer and the merger;

     - reviewed the financial terms of the offer and the merger as described in the amended merger agreement in relation to, among other things, current and historical market prices and trading volumes of Unilab common stock and current and historical market prices of Quest Diagnostics common stock, historical and projected data of Unilab and Quest Diagnostics, and the financial condition and capitalization of Unilab and Quest Diagnostics;

     - analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Unilab;

     - evaluated the potential pro forma financial impact of the offer and the merger on Quest Diagnostics; and

     - conducted other analyses and examinations and considered other financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion.

     In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to publicly available financial forecasts relating to Quest Diagnostics reviewed by or discussed with Salomon Smith Barney, Salomon Smith Barney was advised by Quest Diagnostics' management that the forecasts represented reasonable estimates and judgments as to the future financial performance of Quest Diagnostics. With respect to other financial forecasts and information and data provided to or otherwise reviewed by Salomon Smith Barney, Salomon Smith Barney was advised by Unilab's management that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Unilab's management as to the future financial performance of Unilab and the potential strategic implications and operational benefits, including the amount, timing and achievability thereof, anticipated to result from the offer and the merger. Salomon Smith Barney assumed, with Unilab's consent, that the offer and the merger would be treated as a tax-free reorganization for federal income tax purposes. Salomon Smith Barney also assumed, with Unilab's consent, that the offer and the merger would be consummated in accordance with their terms, as amended, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory and third party approvals or consents for the offer and the merger, no further delay, limitation, restriction or condition would be imposed that would have an adverse effect on Unilab or Quest Diagnostics or the contemplated benefits of the offer and the merger. In addition, representatives of Unilab advised Salomon Smith Barney, and Salomon Smith Barney therefore assumed, that the final terms of the amended merger agreement, to the extent relevant to Salomon Smith Barney's analysis, would not vary materially from the terms reflected in the draft it reviewed. Salomon Smith Barney did not express any opinion as to what the value of Quest Diagnostics common stock actually would be when issued in the offer and the merger or the prices at which Quest Diagnostics common stock would trade or otherwise be transferable at any time. Salomon Smith Barney did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Unilab or Quest Diagnostics, and did not make any physical inspection of properties or assets of Unilab or Quest Diagnostics.

     In connection with its engagement, Salomon Smith Barney was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Unilab; however, Salomon Smith Barney was advised that members of Unilab's management held discussions with a third party which had contacted Unilab prior to the date on which the original merger agreement was executed regarding a possible business combination or similar transaction with Unilab. Salomon Smith Barney's opinion does not address the relative merits of the offer and the merger as compared to any alternative business strategies that might exist for Unilab or the effect of any other transaction in which Unilab might engage. Salomon Smith Barney's opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Salomon Smith Barney as of the date of its opinion. Although Salomon Smith Barney evaluated the revised per share consideration from a financial point of view, Salomon Smith Barney was not asked to and it did not recommend the specific consideration payable in the offer and the merger, which was determined through negotiation between Unilab and Quest Diagnostics. Unilab imposed no other instructions or limitations on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in rendering its opinion.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED DECEMBER 4, 2002, WHICH DESCRIBES THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS DOCUMENT AS ANNEX D AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. SALOMON SMITH

BARNEY'S OPINION IS ADDRESSED TO THE UNILAB BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE REVISED PER SHARE CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER A STOCKHOLDER SHOULD EXCHANGE ITS UNILAB SHARES PURSUANT TO THE OFFER, THE FORM OF CONSIDERATION TO BE ELECTED IN THE OFFER OR ANY OTHER ACTIONS TO BE TAKEN BY ANY STOCKHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER.

     In preparing its opinion, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

     In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Unilab. No company, transaction or business used in those analyses as a comparison is identical to Unilab or the offer and the merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

     The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

     Salomon Smith Barney's opinion and analyses were only one of many factors considered by the Unilab Board of Directors in its evaluation of the offer and the merger and should not be viewed as determinative of the views of the Unilab Board or management with respect to the offer and the merger or the revised per share consideration payable to holders of shares of Unilab common stock in the offer and the merger.

     The following is a summary of the material financial analyses performed by Salomon Smith Barney in connection with the rendering of its opinion to the Unilab Board of Directors. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND SALOMON SMITH BARNEY'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF SALOMON SMITH BARNEY'S FINANCIAL ANALYSES. For purposes of the summary of Salomon Smith Barney's analyses, the term "blended per share value of the consideration" refers to the implied per share value of the consideration based on 8.5 million shares of Quest Diagnostics common stock with a per share closing price of $57.91 on December 3, 2002, $235.5 million in cash in the aggregate and 36.2 million fully diluted shares of Unilab common stock.

     Selected Companies Analysis. Using publicly available information, Salomon Smith Barney analyzed the market values and trading multiples of the following three publicly traded companies in the clinical laboratory testing industry:

     - Quest Diagnostics

     - Laboratory Corporation of America Holdings, Inc.

     - LabOne, Inc.

Salomon Smith Barney compared enterprise values, calculated as equity value on a fully diluted basis, plus debt, less cash, as multiples of calendar year 2002 estimated revenue and calendar years 2002 and 2003 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. Salomon Smith Barney also compared equity values as a multiple of calendar years 2002 and 2003 estimated earnings per share, commonly referred to as EPS. All multiples were based on closing stock prices on December 3, 2002. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Unilab were based on internal estimates of Unilab's management. Salomon Smith Barney then applied a range of selected multiples derived from the selected companies to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the blended per share value of the consideration implied in the offer and the merger:

   IMPLIED PER SHARE EQUITY REFERENCE RANGE       BLENDED PER SHARE VALUE OF CONSIDERATION
   ----------------------------------------       ----------------------------------------
               $13.00 -- $18.00                                    $19.59

     Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis of Unilab to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Unilab could generate over fiscal years 2002 through 2006. Estimated financial data for Unilab were based on internal estimates of Unilab's management. Salomon Smith Barney calculated a range of estimated terminal values for Unilab by applying terminal EBITDA multiples ranging from 6.5x to 8.5x to Unilab's calendar year 2006 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0%. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the blended per share value of the consideration implied in the offer and the merger:

   IMPLIED PER SHARE EQUITY REFERENCE RANGE       BLENDED PER SHARE VALUE OF CONSIDERATION
   ----------------------------------------       ----------------------------------------
               $18.50 -- $25.00                                    $19.59

     Leveraged Buy-Out Analysis. Salomon Smith Barney performed a leveraged buy-out analysis of Unilab based on internal estimates of Unilab's management for fiscal years 2003 through 2007. In this analysis, Salomon Smith Barney assumed a capitalization structure based generally on financing requirements in the current credit market, a range of required rates of return to a financial buyer of 20% to 30% and a range of terminal EBITDA multiples of 6.5x to 8.5x. This analysis indicated the following approximate implied per share equity reference range for Unilab, as compared to the blended per share value of the consideration implied in the offer and the merger:

   IMPLIED PER SHARE EQUITY REFERENCE RANGE       BLENDED PER SHARE VALUE OF CONSIDERATION
   ----------------------------------------       ----------------------------------------
               $13.00 -- $19.00                                    $19.59

     Pro Forma Impact Analysis. Salomon Smith Barney analyzed the potential pro forma effect of the merger on, among other things, Quest Diagnostics' estimated EPS in calendar years 2002 and 2003 both before and after giving effect to potential cost savings and other synergies anticipated by Unilab's management to result from the offer and the merger. Estimated financial data was based on, in the case of Unilab, internal estimates of Unilab's management and, in the case of Quest Diagnostics, publicly available research analysts' estimates. Based on the blended per share value of the consideration implied in the offer and the merger, this analysis indicated that the offer and the merger could be accretive to Quest Diagnostics' estimated EPS in calendar years 2002 and 2003, both before and after giving effect to potential cost savings and other synergies anticipated to result from the offer and the merger. Actual results may vary from projected results and the variations may be material.

  Other Factors.

     Precedent Transactions Analysis. Using publicly available information, Salomon Smith Barney reviewed the implied transaction value multiples paid in the following five selected transactions in the clinical laboratory testing industry:

                         ACQUIROR                                          TARGET
                         --------                                          ------
    -    Laboratory Corporation of America           -    Dianon Systems, Inc.
         Holdings, Inc.
    -    Laboratory Corporation of America           -    Dynacare Inc.
         Holdings, Inc.
    -    Quest Diagnostics                           -    American Medical Laboratories,
                                                          Incorporated
    -    Dianon Systems, Inc.                        -    UroCor, Inc.
    -    Kelso & Company                             -    Unilab

     Salomon Smith Barney compared transaction values in the selected transactions as multiples of latest 12 months revenue and EBITDA. All multiples for the selected transactions were based on publicly available financial information. Given the significant decline generally in the enterprise values of the companies in the clinical laboratory testing industry since the selected transactions and differences in the financial attributes and product mix of Dianon Systems, Inc., the target company involved in the most recent selected transaction, relative to Unilab, Salomon Smith Barney did not consider this analysis a relevant valuation methodology for purposes of its opinion and did not derive an implied equity reference range for Unilab based on this analysis.

     Stock Performance and Industry Considerations. In rendering its opinion, Salomon Smith Barney also reviewed and considered:

     - historical trading prices and trading volumes for Unilab common stock from June 6, 2001 (the date of the initial public offering of Unilab common stock) to December 3, 2002;

     - the relationship between movements in Unilab common stock, movements in the common stock of selected companies and movements in the Standard & Poor's composite average from June 6, 2001 (the date of the initial public offering of Unilab common stock) to December 3, 2002;

     - the trading multiples and trading prices of Unilab common stock and the common stock of selected companies since the initial public announcement of the offer and the merger; and

     - business and financial matters affecting the clinical laboratory testing industry generally and specifically the California markets in which Unilab operates.

     Miscellaneous. Salomon Smith Barney and its affiliates in the past have provided services to Unilab and certain affiliates of the Kelso stockholders unrelated to the offer and the merger, for which services Salomon Smith Barney and its affiliates have received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of Unilab and Quest Diagnostics for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Unilab, Quest Diagnostics and their respective affiliates.

     Salomon Smith Barney is an internationally recognized investment banking firm and was selected by Unilab based on its reputation, experience and familiarity with Unilab and its business. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  FINANCIAL ANALYSIS OF CREDIT SUISSE FIRST BOSTON

     Credit Suisse First Boston also acted as a financial advisor to Unilab in connection with the transaction. In connection with Credit Suisse First Boston's engagement, Unilab requested that Credit Suisse First Boston assist Unilab in evaluating the consideration to be received by holders of Unilab common stock in the offer and merger contemplated by the amended merger agreement.

     CREDIT SUISSE FIRST BOSTON PREVIOUSLY RENDERED ITS WRITTEN OPINION, DATED APRIL 2, 2002, TO THE EFFECT THAT, BASED UPON AND SUBJECT TO THE VARIOUS CONSIDERATIONS SET FORTH IN THAT OPINION, AS OF THAT DATE, THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF UNILAB COMMON STOCK, OTHER THAN KELSO INVESTMENT ASSOCIATES VI LP AND ITS AFFILIATES ("KELSO"), IN THE OFFER AND MERGER CONTEMPLATED BY THE ORIGINAL MERGER AGREEMENT WAS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS. HOWEVER, AT THE MEETING OF THE BOARD OF DIRECTORS OF UNILAB ON DECEMBER 4, 2002, CREDIT SUISSE FIRST BOSTON ADVISED THE BOARD THAT IT COULD NOT RENDER AN OPINION TO THE EFFECT THAT, AS OF THAT DATE, THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF UNILAB COMMON STOCK, OTHER THAN KELSO, IN THE OFFER AND MERGER CONTEMPLATED BY THE AMENDED MERGER AGREEMENT WAS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH STOCKHOLDERS.

     Credit Suisse First Boston, among other things:

     - reviewed the draft amended merger agreement and certain other related agreements;

     - reviewed certain publicly available business and financial information relating to Unilab and Quest Diagnostics;

     - reviewed certain other information provided to it by or discussed with Unilab, including financial forecasts provided to or discussed with it by Unilab and Quest Diagnostics, and met with Unilab's and Quest Diagnostics' management to discuss the business and prospects of Unilab and Quest Diagnostics, respectively;

     - considered certain financial and stock market data of Unilab and Quest Diagnostics, and compared those data with similar data for other publicly held companies in businesses deemed similar to those of Unilab and Quest Diagnostics;

     - considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

     - considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Unilab's management as to the future financial performance of Unilab and that the publicly available financial forecasts with respect to Quest Diagnostics discussed with the management of Quest Diagnostics represented reasonable estimates with respect to the future financial performance of Quest Diagnostics. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Unilab, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals.

     Credit Suisse First Boston's financial analysis was necessarily based upon information available to it as of December 4, 2002, and upon financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse First Boston did not provide any analysis or opinion as to the actual value of Quest Diagnostics common stock when issued to the holders of Unilab common stock pursuant to the offer or the merger or the prices at which shares of Quest Diagnostics common stock will trade at any time. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Unilab. Credit Suisse First Boston's financial analysis did not address the relative merits of the transaction as compared to other business strategies that might be available to Unilab, nor did it address the underlying business decision to engage in the transaction.

     Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The financial analyses are complex and are not readily susceptible to partial analysis or summary description.

     No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is directly comparable to Unilab, Quest Diagnostics or the proposed transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transaction or the other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston. THE FOLLOWING SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO UNDERSTAND FULLY THE MATERIAL FINANCIAL ANALYSES PERFORMED BY CREDIT SUISSE FIRST BOSTON, THE TABLES SHOULD BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE MATERIAL FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF CREDIT SUISSE FIRST BOSTON'S FINANCIAL ANALYSES.

     Merger Consequences Analysis. Credit Suisse First Boston analyzed the potential pro forma effect of the merger on Quest Diagnostics' estimated earnings per share, commonly referred to as EPS, in calendar year 2002 and 2003, both before and after giving effect to the synergies anticipated by Unilab's management to result from the offer and the merger. Estimated financial data for Quest Diagnostics were based on publicly available research analysts' estimates and estimated financial data for Unilab were based on internal estimates of Unilab's management. Based on the consideration, the analysis indicated that the offer and the merger could be accretive to Quest Diagnostics' estimated EPS in calendar years 2002 and 2003, both before and after giving effect to potential synergies.

     Comparable Companies Analysis. Credit Suisse First Boston analyzed the market values, trading multiples and growth rates of the following publicly traded companies in the clinical laboratory testing industry:

     - Quest Diagnostics

     - Laboratory Corporation of America Holdings, Inc.

     - IMPATH

     - Specialty Laboratories

     Credit Suisse First Boston compared (a) enterprise values, calculated as equity value on a diluted basis, plus debt, less cash, as a multiple of estimated calendar years 2002 and 2003 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and (b) equity price as a multiple of estimated calendar years 2002 and 2003 earnings.

     All multiples were based on closing stock prices on December 2, 2002. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Unilab were based on internal estimates of Unilab's management.

     Credit Suisse First Boston then applied a range of selected multiples derived from the selected companies to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share reference range for Unilab, as compared to the consideration implied in the merger:

    IMPLIED PER SHARE REFERENCE RANGE               CONSIDERATION PER SHARE
    ---------------------------------               -----------------------
             $14.00 -- $18.50                                $19.10

     Comparable Acquisitions Analysis. Credit Suisse First Boston reviewed the implied transaction value multiples paid in the following nine selected transactions in the clinical laboratory testing industry:

                         ACQUIROR                                          TARGET
                         --------                                          ------
    -    Laboratory Corporation of America           -    Dianon Systems, Inc.
         Holdings, Inc.
    -    Laboratory Corporation of America           -    Dynacare Inc.
         Holdings, Inc.
    -    Quest Diagnostics                           -    Unilab
    -    Quest Diagnostics                           -    American Medical Laboratories
                                                          Incorporated
    -    Dianon Systems, Inc.                        -    UroCor, Inc.
    -    Kelso & Company                             -    Unilab
    -    Unilab                                      -    Bio-Cypher Laboratories
    -    Quest Diagnostics                           -    SmithKline Beecham Clinical Laboratories
    -    Unilab                                      -    Meris Laboratories

     Credit Suisse First Boston compared enterprise values in the selected transactions as multiples of latest twelve months EBITDA. Estimated financial data for the selected transactions were based on publicly available research analysts' estimates, and estimated financial data for Unilab were based on internal estimates of Unilab's management. Credit Suisse First Boston then applied a range of selected multiples derived from the selected transactions to corresponding financial data of Unilab. This analysis indicated the following approximate implied per share reference range for Unilab, as compared to the consideration implied in the merger:

    IMPLIED PER SHARE REFERENCE RANGE               CONSIDERATION PER SHARE
    ---------------------------------               -----------------------
             $30.00 -- $35.00                                $19.10

     Credit Suisse First Boston noted that as a result of the substantial decline in sector market valuation, they no longer believed that these transactions represented comparable valuation parameters.

     Discounted Cash Flow Analysis. Credit Suisse First Boston performed a discounted cash flow analysis of Unilab to calculate the estimated present value of the unlevered free cash flows that Unilab could generate over fiscal years 2003 through 2007. Estimated financial data for Unilab were based on internal estimates of Unilab's management. Credit Suisse First Boston calculated a range of estimated terminal values for Unilab by applying terminal EBITDA multiples ranging from 7.0x to 8.5x to Unilab's calendar year 2007 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 10.0% to 12.0% based on an analysis of Unilab's weighted average cost of capital. This analysis indicated the following approximate implied per share price range for Unilab, as compared to the consideration implied in the merger:

      IMPLIED PER SHARE PRICE RANGE                 CONSIDERATION PER SHARE
      -----------------------------                 -----------------------
             $19.16 -- $24.98                                $19.10

     Other Factors. Credit Suisse First Boston also reviewed and considered other information relating to Quest Diagnostics and Unilab, including their stock price and financial performance and the views of various equity research analysts.

     Miscellaneous. In the past, Credit Suisse First Boston and its affiliates have provided, and may in the future provide, investment banking and financial services to Unilab, Kelso and Quest Diagnostics unrelated to the merger for which they have received and expect to receive compensation. In addition, an affiliate of Credit Suisse First Boston holds a limited partnership interest in Kelso. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the securities of Unilab and Quest Diagnostics for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Credit Suisse First Boston and its affiliates may maintain relationships with Unilab, Quest Diagnostics and their respective affiliates.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following paragraph at the end of the section entitled "United States Antitrust Compliance":

     As previously disclosed in this Schedule 14D-9, subsequent to the commencement of the offer, Quest Diagnostics and Unilab received a request for additional information from the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. After complying with the request for additional information, Quest Diagnostics and Unilab continued discussions with the FTC regarding their transaction and, as a result of such discussions, Quest Diagnostics has submitted a proposal to the FTC to divest certain of its assets in Northern California to a third party after the consummation of the merger between Unilab and the Purchaser. Quest Diagnostics is not required to consummate the offer if the FTC has not provisionally approved the consent decree reflecting, among other things, the divestiture transaction.

Item 8 of the Schedule 14D-9 is further amended by inserting the following paragraph at the end of the section entitled "Appraisal Rights":

     Unilab stockholders do not have appraisal rights in connection with the amended offer. However, in the event that any Unilab shares are converted into the right to receive cash in the merger or in the event a "short-form" merger is consummated pursuant to Section 253 of the General Corporation Law of the State of Delaware ("DGCL"), appraisal rights under Section 262 of the DGCL will be available. For a complete statement of the law relating to appraisal rights, a summary of procedures for seeking appraisal rights and the full text of Section 262 of the DGCL, please refer to Annex C of Quest Diagnostics' prospectus, which is incorporated herein by reference.

ITEM 9.  EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

"(a)(9) Prospectus Supplement, dated January 21, 2003 (incorporated herein by reference to the prospectus supplement filed by Quest Diagnostics pursuant to Rule 424(b)(3) on January 21,
         2003).
(a)(10)  Chairman's letter to shareholders of Unilab, dated January
         21, 2003.
(a)(11)  Joint Press Release issued by Quest Diagnostics and Unilab
         Corporation, dated January 6, 2003 (incorporated by reference to Unilab Corporation's Form 425 filed January 7,
         2003).
(a)(12)  Joint Press Release issued by Quest Diagnostics and Unilab
         Corporation, dated January 17, 2003, (incorporated by reference to Unilab Corporation's Form 425 filed January 21,
         2003).
(a)(13)  Opinion of Salomon Smith Barney Inc., dated December 4, 2002
         (included as Annex D hereto).
(e)(12)  Amendment No. 4, dated as of January 4, 2003, to the
         Agreement and Plan of Merger by and among Quest Diagnostics
         Incorporated, Quest Diagnostics Newco Incorporated and
         Unilab Corporation (incorporated by reference to Amendment
         No. 20 to the Schedule TO filed by Quest Diagnostics, dated
         January 6, 2003)."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNILAB CORPORATION

                                          By: /s/ DAVID W. GEE
                                            ------------------------------------
                                            Name: David W. Gee
                                              Title: Executive Vice President,
                                                     Secretary & General Counsel

Dated: January 21, 2003

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   (a)(1)     Prospectus, dated May 15, 2002 (incorporated herein by
              reference to the prospectus included in the Registration
              Statement on Form S-4 of Quest Diagnostics dated May 15,
              2002).
   (a)(2)     Letter of Election and Transmittal (incorporated by
              reference to Exhibit 99.4 of the Registration Statement on
              Form S-4 of Quest Diagnostics dated May 15, 2002).
   (a)(3)     Chairman's letter to shareholders of Unilab, dated May 15,
              2002.
   (a)(4)     Joint Press Release issued by Quest Diagnostics and Unilab on April 2, 2002 (incorporated by reference to Unilab
              Corporation's Form 425 filed April 2, 2002).
   (a)(5)     Opinion of Credit Suisse First Boston Corporation, dated
              April 2, 2002 (included as Annex B hereto).
   (a)(6)     Opinion of Salomon Smith Barney Inc., dated April 2, 2002
              (included as Annex C hereto).
   (a)(7)     Joint Press Release issued by Quest Diagnostics and Unilab on May 24, 2002 (incorporated by reference to Unilab
              Corporation's Form 425 filed May 28, 2002).
   (a)(8)     Press Release issued by Unilab Corporation on September 20,
              2002.
   (a)(9)     Prospectus Supplement, dated January 21, 2003 (incorporated herein by reference to the prospectus supplement filed by
              Quest Diagnostics pursuant to Rule 424(b)(3) on January 21,
              2003)).
  (a)(10)     Chairman's letter to shareholders of Unilab, dated January
              21, 2003.*
  (a)(11)     Joint Press Release issued by Quest Diagnostics and Unilab
              Corporation, dated January 6, 2003 (incorporated by
              reference to Unilab Corporation's Form 425 filed January 7,
              2003).
  (a)(12)     Joint Press Release issued by Quest Diagnostics and Unilab
              Corporation, dated January 17, 2003, (incorporated by
              reference to Unilab Corporation's Form 425 filed January 21,
              2003).
  (a)(13)     Opinion of Salomon Smith Barney Inc., dated December 4, 2002
              (included as Annex D hereto).*
   (e)(1)     Agreement and Plan of Merger, dated April 2, 2002, by and
              among Quest Diagnostics Incorporated, Quest Diagnostics
              Newco Incorporated and Unilab Corporation (incorporated by reference to Exhibit 2.1 of Unilab Corporation's Current
              Report on Form 8-K, dated April 2, 2002).
   (e)(2)     Amendment, dated as of May 13, 2002, to the Agreement and
              Plan of Merger by and among Quest Diagnostics Incorporated,
              Quest Diagnostics Newco Incorporated and Unilab Corporation
              (incorporated herein by reference to Annex A of the
              prospectus in the Registration Statement on Form S-4 of
              Quest Diagnostics dated May 15, 2002).
   (e)(3)     Stockholders Agreement, dated as of April 2, 2002, by and
              among Quest Diagnostics Incorporated, Quest Diagnostics
              Newco Incorporated, Kelso Investment Associates VI, L.P. and
              KEP VI, LLC (incorporated by reference to Exhibit 99.2 of
              Unilab's Current Report on Form 8-K, dated April 2, 2002).
   (e)(4)     Employment Agreement for Robert E. Whalen, dated as of April
              2, 2002.
   (e)(5)     Employment Agreement for Emmett C. Kane, dated as of April
              2, 2002.
   (e)(6)     Employment Agreement for David W. Gee, dated as of April 2,
              2002.
   (e)(7)     Employment Agreement for Brian D. Urban, dated as of April
              2, 2002.
   (e)(8)     Information Statement of Unilab Corporation, dated May 15,
              2002 (included as Annex A hereto).
   (e)(9)     Amendment No. 2, dated as of June 20, 2002, to the Agreement and Plan of Merger by and among Quest Diagnostics
              Incorporated, Quest Diagnostics Newco Incorporated and
              Unilab Corporation (incorporated by reference to Annex A of the prospectus in the Registration Statement on Form S-4 of
              Quest Diagnostics, dated June 24, 2002).

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  (e)(10)     Amendment No. 1, dated as of June 17, to the Stockholders
              Agreement, dated as of April 2, 2002, by and among Quest
              Diagnostics Incorporated, Quest Diagnostics Newco
              Incorporated, Kelso Investment Associates VI, L.P. and KEP
              VI, LLC (incorporated by reference to Annex B of the
              prospectus in the Registration Statement on Form S-4 of
              Quest Diagnostics, dated June 24, 2002).
  (e)(11)     Amendment No. 3, dated as of September 25, 2002, to the
              Agreement and Plan of Merger by and among Quest Diagnostics
              Incorporated, Quest Diagnostics Newco Incorporated and
              Unilab Corporation (incorporated by reference to Amendment
              No. 11 to the Schedule TO, filed by Quest Diagnostics, dated
              September 26, 2002).
  (e)(12)     Amendment No. 4, dated as of January 4, 2003, to the
              Agreement and Plan of Merger by and among Quest Diagnostics
              Incorporated, Quest Diagnostics Newco Incorporated and
              Unilab Corporation (incorporated by reference to Amendment
              No. 20 to the Schedule TO, filed by Quest Diagnostics, dated
              January 6, 2003).

---------------

* Filed with this Amendment No. 5

                                                                         ANNEX D

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

December 4, 2002

The Board of Directors
Unilab Corporation
18448 Oxnard Street
Tarzana, California 91356

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Unilab Corporation ("Unilab"), other than the Principal Stockholders (as defined below), Quest Diagnostics Incorporated ("Quest") and their respective affiliates, of the Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of April 2, 2002 (the "Original Merger Agreement"), to be amended by Amendment No. 4 (as so amended, the "Amended Merger Agreement"), among Quest, Quest Diagnostics Newco Incorporated, a wholly owned subsidiary of Quest ("Merger Sub"), and Unilab. As more fully described in the Amended Merger Agreement, (i) Quest will cause Merger Sub to offer to exchange each outstanding share of the common stock, par value $0.01 per share, of Unilab ("Unilab Common Stock") for, at the election of the holder thereof and subject to certain limitations set forth in the Amended Merger Agreement (as to which we express no opinion), either (x) $19.10 per share, net to the seller in cash (the "Cash Consideration"), or (y) 0.3424 of a share (the "Stock Consideration" and, together with the Cash Consideration, the "Consideration") of the common stock, par value $0.01 per share, of Quest ("Quest Common Stock" and, such offer, the "Offer"), or a combination thereof; provided that, the aggregate Cash Consideration will not exceed 41.62% of the aggregate Consideration and the aggregate number of shares of Quest Common Stock issuable will not exceed 8,500,000 shares and (ii) subsequent to the Offer, Unilab and Merger Sub will be merged (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of Unilab Common Stock not previously exchanged in the Offer will be converted into the Stock Consideration. Representatives of Unilab have advised us that certain stockholders of Unilab have executed a stockholders agreement in connection with the Transaction (such stockholders, the "Principal Stockholders").

     In arriving at our opinion, we reviewed a draft dated December 3, 2002 of the Amended Merger Agreement and certain related documents and held discussions with certain senior officers, directors and other representatives and advisors of Unilab and certain senior officers and other representatives and advisors of Quest concerning the businesses, operations and prospects of Unilab and Quest. We examined certain publicly available business and financial information relating to Unilab and Quest, including publicly available financial forecasts for Quest, as well as certain financial forecasts and other information and data which were provided to or otherwise discussed with us by the management of Unilab, including certain information relating to the potential strategic implications and operational benefits anticipated to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Amended Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Unilab Common Stock and current and historical market prices of Quest Common Stock; historical and projected operating data of Unilab and Quest; and the financial condition and capitalization of Unilab and Quest. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Unilab. We also evaluated the potential pro forma financial impact of the Transaction on Quest. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to publicly available financial forecasts relating to

The Board of Directors
Unilab Corporation
December 4, 2002
Page  2

Quest reviewed by or discussed with us, we have been advised by the management of Quest that such forecasts represent reasonable estimates and judgments as to the future financial performance of Quest. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Unilab that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Unilab as to the future financial performance of Unilab and the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Transaction. We have assumed, with your consent, that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals and consents for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Unilab or Quest or the contemplated benefits of the Transaction. In addition, representatives of Unilab have advised us, and we therefore have assumed, that the final terms of the Amended Merger Agreement, to the extent relevant to our analysis, will not vary materially from those set forth in the draft reviewed by us. We are not expressing any opinion as to what the value of Quest Common Stock actually will be when issued in the Transaction or the prices at which Quest Common Stock will trade or otherwise be transferable at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Unilab or Quest nor have we made any physical inspection of the properties or assets of Unilab or Quest. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Unilab; however, we were advised that certain members of Unilab's management held discussions with a third party which had contacted Unilab prior to the date on which the Original Merger Agreement was executed regarding a possible business combination or similar transaction with Unilab. Our opinion does not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Unilab or the effect of any other transaction in which Unilab might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

     Salomon Smith Barney Inc. has acted as financial advisor to Unilab in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We and our affiliates in the past have provided services to Unilab and certain affiliates of the Principal Stockholders unrelated to the proposed Transaction, for which services we and our affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Unilab and Quest for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Unilab, Quest and their respective affiliates.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Unilab in its evaluation of the Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should exchange shares of Unilab Common Stock pursuant to the Offer or the form of the Consideration to be elected in the Offer or as to any other actions to be taken by such stockholder in connection with the Transaction.

The Board of Directors
Unilab Corporation
December 4, 2002
Page  3

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Unilab Common Stock (other than the Principal Stockholders, Quest and their respective affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          /s/ SALOMON SMITH BARNEY INC.

                                          SALOMON SMITH BARNEY INC.